Exhibit 99

September 16, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Intimation of Board Meeting of HDFC Bank Limited to be held on October 19, 2024

We wish to inform you that a meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) will be held on Saturday, October 19, 2024 to inter-alia consider the unaudited standalone and consolidated financial results of the Bank for the quarter and half year ending September 30, 2024.

We also wish to inform you that trading window for dealing in securities of the Bank will remain closed from Tuesday, September 24, 2024 to Monday, October 21, 2024 (both days inclusive) for the designated employees, directors, etc. pursuant to the applicable SEBI regulations.

This is for your information and appropriate dissemination.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight